Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Bonds are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 0981)

PROPOSED ISSUE OF US$500 MILLION 4.125% BONDS DUE 2019

Joint Lead Managers
Deutsche Bank            J.P. Morgan

PROPOSED ISSUE OF BONDS

On 25 September 2014, the Company and the Joint Lead Managers entered into the Bond Subscription Agreement, pursuant to which each of the Joint Lead Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the Bonds to be issued by the Company in an aggregate principal amount of US$500 million.

Approval in-principle has been received for the listing and quotation of the Bonds on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any statements made or opinions expressed in this announcement. The approval in-principle granted for the listing and quotation of the Bonds on the SGX-ST is not to be taken as an indication of the merits of the Company or the Bonds.

Completion of the Bond Subscription Agreement is subject to the satisfaction or waiver of the conditions precedent therein and is expected to take place on 7 October 2014. In addition, the Bond Subscription Agreement may be terminated in certain circumstances. Please refer to the paragraph headed ‘‘The Bond Subscription Agreement’’ under the section ‘‘Issue of the Bonds’’ below for further information.

USE OF PROCEEDS

The gross proceeds from the issue of the Bonds will be approximately US$494.82 million.

The net proceeds (net of fees, commissions and expenses) from the issue of the Bonds will be approximately US$491 million.

The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Bonds for (i) the Company’s debt repayment and (ii) capital expenditure in relation to capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

Shareholders and potential investors should note that completion of the issue of the Bonds is subject to the fulfilment of the conditions under the Bond Subscription Agreement. As the issue of the Bonds may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the securities of the Company.

ISSUE OF THE BONDS

On 25 September 2014, the Company and the Joint Lead Managers entered into the Bond Subscription Agreement, pursuant to which each of the Joint Lead Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the Bonds to be issued by the Company in an aggregate principal amount of US$500 million.

None of the Bonds are being offered to the public in Hong Kong and none of the Bonds will be placed to any connected persons of the Company.

The Bond Subscription Agreement

Date	: 25 September 2014
Parties	: The Company and the Joint Lead Managers

Proposed issue of the Bonds : Subject to the fulfilment of the conditions set out below in the section headed ‘‘Conditions Precedent’’.

Conditions Precedent : The obligations of the Joint Lead Managers to subscribe and pay for the Bonds are subject to, among others, the following conditions precedent:

(a) Other contracts: the execution and delivery (on or before the Bonds Closing Date) of the Trust Deed and the Agency Agreement (as defined in the Bond Subscription Agreement), each in a form reasonably satisfactory to the Joint Lead Managers, by the respective parties;

(b) Auditors’ letters: upon the date of the Bond Subscription Agreement and on the Bonds Closing Date, there having been delivered to the Joint Lead Managers letters, in form and substance reasonably satisfactory to the Joint Lead Managers in accordance with Statements on Auditing Standards No. 72, dated the publication date of the offering circular in the case of the first letter and dated the Bonds Closing Date in the case of the subsequent letters, and addressed to the Joint Lead Managers from PricewaterhouseCoopers and Deloitte Touche Tohmatsu, to the Company;

(c) Compliance: On the Bonds Closing Date:

(i) the representations and warranties of the Company in the Bond Subscription Agreement being true, accurate and correct at, and as if made on such date;

(ii) the Company having performed all of its obligations under the Bond Subscription Agreement to be performed on or before such date; and

(iii) there having been delivered to the Joint Lead Managers a certificate of a duly authorised officer of the Company to the effect that there has not been any material adverse change nor any development or event involving a prospective material adverse change in the assets and liabilities of the Company or the Group since the consolidated financial statements of the Group dated 30 June 2014;

(d) CFO certificate: on the date of the Bond Subscription Agreement, there having been delivered to the Joint Lead Managers a certificate of the chief financial officer of the Company to the effect that certain operating and management data in the offering circular was agreeable to the corresponding data appearing in the Company’s accounting books and records or schedules prepared by the Company dated the date of the Bond Subscription Agreement;

(e) Ratings: there having been, between the date of the Bond Subscription Agreement and the Bonds Closing Date, no downgrading in the rating of any of the Company’s debt by S&P’s or the placing on ‘‘Creditwatch’’ with negative implications or similar publication of formal review by the relevant rating agency;

(f) Material adverse change: after the date hereof or, if earlier, the dates as of which information is given in the offering circular up to and at the Bonds Closing Date, there not having occurred any change (nor any development or event reasonably likely to involve a prospective change), in the condition (financial or other), prospects, results of operations or general affairs of the Company or of the Group, which, in the opinion of the Joint Lead Managers, is material and adverse in the context of the issue and offering of the Bonds;

(g) Other consents: on or prior to the Bonds Closing Date there shall have been delivered to the Joint Lead Managers copies of all resolutions, consents, authorities and approvals required in relation to the issue of the Bonds (if any) and the performance of its obligations under the trust deed, the agency agreement and the Bonds (including the consents and approvals required from all lenders);

(h) Listing: the SGX-ST having agreed, subject to any conditions reasonably satisfactory to the Joint Lead Managers, to list the Bonds (or, in each case, the Joint Lead Managers being reasonably satisfied that such listing will be granted);

(i) Legal Opinions: on or before the Bonds Closing Date, there having been delivered to the Joint Lead Managers opinions, in form and substance reasonably satisfactory to the Joint Lead Managers, dated the Bonds Closing Date, of:

(i) Slaughter and May, legal advisers to the Company as to English and United States law, with a U.S. disclosure letter;

(ii) Conyers Dill & Pearman (Cayman) Limited, legal advisers to the Company as to Cayman Islands law;

(iii) Linklaters, legal advisers to the Joint Lead Managers as to English and United States law, with a U.S. disclosure letter;

(iv) Zhong Lun Law Firm, legal advisers to the Joint Lead Managers as to PRC law; and

(v) Jun He Law Firm, legal advisers to the Company as to PRC law; and

(j) DTC: the Bonds being eligible for clearance and settlement through DTC.

Distribution : The Bonds have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States.

The Bonds will be offered and sold in an institutional offering in the United States in reliance on Rule 144A and outside the United States in reliance on Regulation S.

The Bonds will be issued to persons in Hong Kong who are professional investors. None of the Bonds will be offered or sold to the public in Hong Kong where to do so would result in there being a ‘‘prospectus’’ as defined in the Companies Ordinance, nor will they be issued to any connected persons of the Company.

To the best of the Company’s knowledge, information and belief, having made all reasonable enquiries, the Joint Lead Managers are independent third parties not connected with the Company or any of its subsidiaries or any of their respective directors, chief executives or substantial shareholders or any of their respective associates.

The Joint Lead Managers have informed the Company that they intend to offer and sell the Bonds to no less than six placees.

To the best of the Company’s knowledge, information and belief, having made all reasonable enquiries, each of the placees (and their respective ultimate beneficial owners) is and will be independent third parties not connected with the Company or any of its subsidiaries or any of their respective directors, chief executives or substantial shareholders or any of their respective associates.

Company lock-up undertaking

The Company has undertaken to the Joint Lead Managers that neither it, nor any person acting on its behalf will:

(a) issue, offer, sell, contract to sell or otherwise transfer or dispose of (or publicly announce any such issue, offer, sale, contract to sale, transfer or disposal or otherwise make public an intention to do so), either conditionally or unconditionally or directly or indirectly, any other notes, bonds or other debt securities of whatsoever nature in the international debt capital markets where the notes, bonds or other debt securities would be issued or guaranteed by the Company or any other member of the Group; or

(b) announce or otherwise make public an intention to do any of the foregoing,

in any such case without the prior written consent of the Joint Lead Managers between the date of the Bond Subscription Agreement and the date which is 90 days after the date of the Bond Subscription Agreement (both dates inclusive).

Termination The Joint Lead Managers may, by written notice to the Company given at any time prior to payment of the net subscription monies for the Bonds to the Company, terminate the Bond Subscription Agreement in any of the following circumstances:

(a) if there shall have come to the notice of the Joint Lead Managers any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Bond Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in the Bond Subscription Agreement;

(b) if any of the conditions precedent have not been satisfied or waived by the Joint Lead Managers on or prior to the Bonds Closing Date;

(c) if there shall have been, since the date of the Bond Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over-the-counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of the Joint Lead Managers, be likely to prejudice materially the success of the offering and distribution of the Bonds or dealings in the Bonds in the secondary market;

(d) if, in the opinion of the Joint Lead Managers, there shall have occurred any of the following events: (i) a suspension or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange, the SGX-ST and/or the Hong Kong Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (ii) a suspension in trading in the Company’s securities on the Hong Kong Stock Exchange or the Company’s American Depositary Receipts on the New York Stock Exchange and/or any other stock exchange on which any of the Company’s securities are traded; (iii) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or the United Kingdom declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong, Singapore or the United Kingdom; or (iv) a change or development involving a prospective change in taxation affecting the Company, the Bonds or the transfer thereof;

(e) if there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would in the opinion of the Joint Lead Managers, be likely to prejudice materially the success of the offering and distribution of the Bonds or dealings in the Bonds in the secondary market.

Subject to the foregoing, completion of the subscription and issue of the Bonds will take place on the Bonds Closing Date. The Board considers that the terms and conditions of the Bond Subscription Agreement and the Bonds are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Principal terms of the Bonds

The principal terms of the Bonds are summarised as follows:
Issuer:		the Company
Principal amount:		US$500 million
Maturity Date	:	7 October 2019

Redemption amount on maturity : Unless previously redeemed or purchased and cancelled, the Company will redeem each Bond at its principal amount on the maturity date.

Interest : 4.125%

Status : The Bonds constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Company under the Bonds shall, subject to exceptions as may be provided by mandatory provisions of applicable legislation and subject to the terms and conditions of the Bonds, at all times rank at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations.

Events of Default: If any of the following events occurs, the Bonds may, and if so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding, or if so directed by an extraordinary resolution, shall be immediately due and repayable at their principal amount together (if applicable) with accrued interest:

(i) the Company fails to pay the principal, premium or interest of the Bonds when due and such default continues for a period of 10 days;

(ii) the Company does not perform or comply with any one or more of its other obligations in the Bonds or the trust deed which default is incapable of remedy or, if capable of remedy, is not remedied within 30 days after notice of such default;

(iii) (a) any other present or future indebtedness of the Company or any of its subsidiaries for or in respect of moneys borrowed or raised (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like, or (b) any such indebtedness is not paid when due or within any applicable grace period, (c) the Company or any of its subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above equals or exceeds US$50,000,000 or its equivalent;

(iv) a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any material part of the Company’s or any of its principal subsidiaries’ property, assets or revenues and is not discharged or stayed within 30 days;

(v) any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Company or any of its principal subsidiaries on material property or assets becomes enforceable and any step is taken to enforce it and is not discharged or stayed within 30 days, except where such event will not have a material adverse effect on the ability of the Company to fulfil its obligations under the Bonds;

(vi) an order is made or a resolution is passed for the winding up or dissolution, judicial management or administration of the Company or any of its principal subsidiaries (except for a members’ voluntary solvent winding up of a subsidiary), or the Company or any of its principal subsidiaries ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of an followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (a) on terms approved by the trustee of by an extraordinary resolution of the bondholders, or (b) in the case of a principal subsidiary, where the undertaking and assets of the principal subsidiary are transferred to or otherwise vested in the Company or another of its principal subsidiaries, or (c) where the event will not have a material adverse effect on the ability of the Company to fulfil its obligations under the Bonds;

(vii) the Company or any of its principal subsidiaries is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Company or any of its principal subsidiaries; an administrator or liquidator of the Company or any of its principal subsidiaries of the whole or any material part of the assets and turnover of the Company or any of its principal subsidiaries is appointed (or application for any such appointment is made), except where any such events will not have a material adverse effect on the ability of the Company to fulfil its obligations under the Bond; or

(viii) any step is taken by a competent governmental authority with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Company or any of its principal subsidiaries, except where any such events will not have a material adverse effect on the ability of the Company to fulfil its obligations under the Bond; or

(ix) any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (a) to enable the Company lawfully to enter into, exercise their respective rights and perform and comply with its obligations under the Bonds and the trust deed, (b) to ensure that those obligations are legally binding and enforceable, and (c) to make the Bonds and the trust deed admissible in evidence in the courts of the Cayman Islands or Hong Kong is not taken, fulfilled or done; or

(x) it is or will become unlawful for the Company to perform or comply with any one or more of its obligations under any of the Bonds or the trust deed, except where such event will not have a material effect on the ability of the Company to fulfil its obligations under the Bond; or

(xi) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of paragraphs (i) to (x) above.

Negative pledge : So long as any Bond remains outstanding (as defined in the trust deed), the Company will not, and will ensure that none of its principal subsidiaries will create, or have outstanding, any mortgage, charge, lien, pledge or other security interest upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) to secure any relevant indebtedness, or any guarantee or indemnity in respect of any relevant indebtedness, unless at the same time or prior thereto according to the Bonds:

(a) the same security as is created or subsisting to secure any such relevant indebtedness, guarantee or indemnity; or

(b) such other security as shall be approved by an extraordinary resolution (as defined in the trust deed) of the bondholders.

FUND RAISING ACTIVITIES BY THE COMPANY IN THE LAST 12 MONTHS

References are made to the Company’s announcements dated 7 November 2013, 18 December 2013, 4 June 2014, 12 June 2014, 24 June 2014 and 22 August 2014 and the Company’s circular dated 29 January 2014 in relation to the issue of the Original Bonds, the Original Pre-emptive Bonds, the Placing, the Subscription and the issue of the Further Bonds.

On 7 November 2013, the Company issued the Original Bonds in an aggregate principal amount of US$200,000,000.

On 17 February 2014, the independent shareholders approved the issue of the original pre- emptive bonds to Datang and Country Hill which was completed on 29 May 2014, with an aggregate principal amount of US$54,600,000 and US$32,200,000 respectively.

On 12 June 2014, the Company placed 2,590,000,000 shares to independent placees pursuant to the Placing and Subscription Agreement.

On 24 June 2014, the Company issued the Further Bonds in an aggregate principal amount of US$95,000,000.

On 22 August 2014, the Company entered into (i) a pre-emptive share subscription agreement with Datang in which Datang conditionally agreed to subscribe for 669,468,952 shares for a total consideration of HK$401,681,371, (ii) a pre-emptive bond subscription with Datang in which Datang conditionally agreed to subscribe for pre-emptive bonds in an aggregate principal amount of US$22,200,000 for a total cash consideration of US$22,533,000 and (iii) a pre-emptive share subscription agreement with Country Hill, pursuant to which Country Hill conditionally agreed to subscribe for 268,642,465 shares for a total consideration of HK$161,185,479. These transactions are subject to the fulfilment of the conditions under their respective agreements (including but not limited to independent shareholders approval) and are expected to complete in November 2014.

USE OF PROCEEDS

The gross proceeds from the issue of the Bonds will be approximately US$494.82 million.

The net proceeds (net of fees, commissions and expenses) from the issue of the Bonds will be approximately US$491 million.

The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Bonds for (i) the Company’s debt repayment and (ii) capital expenditure in relation to capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

LISTING

Approval in-principle has been received for the listing and quotation of the Bonds on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any statements made or opinions expressed in this announcement. The approval in-principle granted for the listing and quotation of the Bonds on the SGX-ST is not to be taken as an indication of the merits of the Company or the Bonds.

RATING

The Bonds have been rated BBB– by Standard & Poor’s Ratings Services.

INFORMATION ABOUT THE COMPANY

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab and a majority-owned 300mm fab in Beijing for advanced nodes under development, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. The Company also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

GENERAL

Shareholders and potential investors should note that completion of the issue of the Bonds is subject to fulfilment of the conditions under the Bond Subscription Agreement. As the issue of the Bonds may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the securities of the Company.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

‘‘ADS(s)’’ American depositary shares of the Company, each of which represents 50 Shares;

‘‘associate(s)’’	has the meaning ascribed to it under the Listing Rules;
‘‘Board’’	the board of Directors;

‘‘Bond Subscription Agreement’’ the subscription agreement between the Company and the Joint Lead Managers dated 25 September 2014 relating to the issue of the Bonds;

‘‘Bonds’’ the US$500 million 4.125% bonds due 2019 to be issued by the Company pursuant to the Bond Subscription Agreement;

‘‘Bonds Closing Date’’ 7 October 2014 or such other date as the Company and the Joint Lead Managers may agree, but not later than 21 October 2014;

‘‘Companies Ordinance’’ Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong);

‘‘Company’’ Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.;

‘‘connected person(s)’’ has the meaning ascribed to it under the Listing Rules;

‘‘Country Hill’’ Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation;

‘‘Datang’’ Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom;

‘‘Deutsche Bank’’Deutsche Bank AG, Singapore Branch;
‘‘Director(s)’’	director(s) of the Company;
‘‘DTC’’	The Depository Trust Company;

‘‘Further Bonds’’ the US$95,000,000 zero coupon convertible bonds due 2018 issued by the Company on 24 June 2014, which have been consolidated and have formed a single series with the Original Bonds;

‘‘Group’’ the Company and its subsidiaries;

‘‘HK$’’ Hong Kong Dollars, the lawful currency of Hong Kong; ‘‘Hong Kong’’ Hong Kong Special Administrative Region of the PRC;

‘‘Hong Kong Stock Exchange’’The Stock Exchange of Hong Kong Limited;
‘‘Joint Lead Managers’’	Deutsche Bank and J.P. Morgan;

‘‘Joint Placing Agents’’ J.P. Morgan Securities (Asia Pacific) Limited and Deutsche Bank AG, Singapore Branch;

‘‘J.P. Morgan’’ J.P. Morgan Securities plc;

‘‘Listing Rules’’ the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘Original Bonds’’ the US$200,000,000 zero coupon convertible bonds due 2018 issued by the Company on 7 November 2013;

‘‘Original Pre-emptive Bonds’’ the US$54,600,000 zero coupon convertible bonds issued to Datang pursuant to a subscription agreement dated 18 December 2013 between Datang and the Company and the US$32,200,000 zero coupon convertible bonds due 2018 issued to Country Hill pursuant to a subscription agreement dated 18 December 2013 between Country Hill and the Company, which have been consolidated and have formed a single series with the Original Bonds;

‘‘Placing’’ the placing of 2,590,000,000 Shares pursuant to the Placing and Subscription Agreement;

‘‘Placing and Subscription Agreement’’ the placing and subscription agreement between Datang, the Company, and the Joint Placing Agents dated 4 June 2014;

‘‘PRC’’ the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘Regulation S’’Regulation S under the Securities Act;
‘‘Rule 144A’’	Rule 144A under the Securities Act;
‘‘Securities Act’’the U.S. Securities Act of 1933, as amended;
‘‘SFC’’	the Securities and Futures Commission of Hong Kong;
‘‘SGX-ST’’	Singapore Exchange Securities Trading Limited;

‘‘Share(s)’’ share(s) of US$0.0004 each in the share capital of the Company; ‘‘Shareholder(s)’’ the holder(s) of the Shares;

‘‘substantial shareholder(s)’’ has the meaning ascribed to it under the Listing Rules;

‘‘Subscription’’ the subscription of 2,590,000,000 Shares by Datang pursuant to the Placing and Subscription Agreement;

‘‘US’’ or ‘‘United States’’ the United States of America;

‘‘US$’’, ‘‘USD’’ or ‘‘US Dollars’’ United States dollars, the lawful currency of the United States; and

‘‘%’’ per cent.

By order of the Board
Semiconductor Manufacturing International Corporation Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 25 September 2014

As at the date of this announcement, the Directors are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown Sean Maloney
Frank Meng Lip-Bu Tan
Carmen I-Hua Chang